Exhibit 12.1
Evergreen Solar Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Period
	Year Ended December 31,					Ended
	2000	2001	2002	2003	2004	October 1, 2005
Net loss	$(5,205)	$(12,477)	$(13,199)	$(14,974)	$(19,363)	$(12,275)

Fixed charges:
Interest portion of operating lease (A)	130	206	167	169	210	167
Debt interest	—	—	—	—	74	1,350

Total fixed charges	130	206	167	169	284	1,517

Net loss less fixed charges	(5,075)	(12,271)	(13,032)	(14,805)	(19,079)	(10,758)

Ratio of earnings to fixed charges	(B )	(B )	(B )	(B )	(B )	(B )

Supplemental information:
Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	$(5,205)	$(12,477)	$(13,199)	$(14,974)	$(19,363)	$(12,275)

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Earnings are inadequate to cover fixed charges; additional earnings required presented as supplemental information in the above table